Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. (TELUS International, TI, or the Company) for the three and nine months ended September 30, 2021 and is dated November 5, 2021. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three and nine months ended September 30, 2021, which is included in the Company’s Report on Form 6-K filed herewith with the SEC at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com, and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2020 and the risk factors identified under “Item 3D—Risk Factors”, which are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (Annual Report) filed with the SEC and on SEDAR. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.
Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the section entitled “Risk Factors” in our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their most comparable GAAP measures in the “Non-GAAP Measures” section below.
Overview of the Business
TELUS International is a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 16 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.
We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. We have over 58,000 team members in 53 delivery locations and global operations across over 25 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, TELUS International AI Data Solutions (which includes the data annotation business we acquired from Lionbridge Technologies Inc. at the end of 2020) utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Today, our clients include companies across high-growth verticals, including Tech and Games, eCommerce and FinTech, Communications and Media, Travel and Hospitality and Healthcare. Our relationship with TELUS Corporation, one of our largest clients and controlling shareholder, has been instrumental to our success. TELUS Corporation provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.
Recent Developments
On July 2, 2021, we completed the acquisition of Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging). The acquisition builds upon our existing domain expertise and experience in data annotation, positioning us to support technology and large enterprise clients developing AI-powered solutions across a variety of markets. This acquisition was not material to our condensed interim consolidated financial statements.
On February 3, 2021, we completed our initial public offering (IPO) where we issued 20,997,375 subordinate voting shares at $25.00 per share. Net proceeds were used to repay a portion of outstanding borrowings under our credit agreement. As a result of the IPO, our subordinate voting shares are listed for trading on the New York Stock Exchange and the Toronto Stock Exchange. Additionally, in September 2021, we completed a secondary offering for the sale of subordinate voting shares by certain of our non-controlling shareholders. We did not issue any new shares in, or receive proceeds from, this offering.
On December 31, 2020, we acquired Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $940 million, subject to post-closing adjustments. In the second quarter of 2021, we rebranded the business to TELUS International AI Data Solutions (TIAI). TIAI is one of only two globally-scaled, managed AI training data and data annotation services and platform providers in the world.
In April 2020, we acquired Managed IT Services business (MITS), a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS Corporation, our controlling shareholder, in exchange for share consideration with a value of $49 million.
On January 31, 2020, we completed the acquisition of Competence Call Center (CCC), a leading provider of higher-value-added business services with a focus on customer relationship management and content moderation, for cash consideration of $873 million.
We have consolidated each of these acquisition in our financial results since the closing of each of the acquisitions.

Factors Affecting Our Performance and Related Trends
A comprehensive list of risk factors that may impact our business performance are described under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our performance and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.
Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.
Our Ability to Attract and Retain Talent
As at September 30, 2021, we have over 58,000 team members located across over 25 countries in four geographic regions, servicing clients in almost 50 languages. In addition, our recently-acquired TIAI business utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to maintain the organizational culture that is one of the key factors which differentiates us from our competitors, and creates a better experience for our clients’ customers, enabling us to retain and enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop top talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of COVID-19
The COVID-19 pandemic, which emerged in the first quarter of 2020, continues to have a pervasive global impact. This continues to impact our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period. As of the date of this report, the majority of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to site. We are closely tracking vaccine deployment in all of our regions and, in countries where permitted, we are working with local governments and healthcare officials to supplement vaccination acquisition and roll-out for our team members and their families.
Impact to our financial condition, financial performance and liquidity: We believe the impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic in the geographic regions where we and our clients operate, the pandemic’s impact on the global economy and the markets where we operate, the vaccination progress in the countries where we operate, and the timing, scope and impact of stimulus legislation as well as other international, regional and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the full impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this discussion, the impact on our financial condition and financial performance was more significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites. Although both revenue and net income were negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs. We are unable to quantify with precision the impact that the COVID-19 pandemic has had or will have on our financial results.
Our access to capital has not been materially impacted by the COVID-19 pandemic. In February 2021, we completed our IPO and used the net proceeds to repay a portion of our long-term debt. In September 2021, we completed a secondary offering for the sale of subordinate voting shares by certain of our non-controlling shareholders. We did not issue any new shares in, or receive proceeds from, this offering. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.
Material impairments: There has not been a material unfavorable change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. We did not recognize any impairment charge for the three and nine-month periods ended September 30, 2021 based on our recoverability analysis.
Impacts to demand of our products and services: The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. We also expect that the pandemic will create opportunities for a new delivery model such as our “Work Anywhere” offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives due to the COVID-19 pandemic.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background” in our Annual Report.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.

Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period. In January 2021, we amended the TELUS MSA to stipulate that amounts to be paid by TELUS Corporation are denominated in U.S. dollars, as compared to the previous agreement which required amounts to be paid in Canadian dollars, thus reducing our overall exposure to Canadian dollars and the related foreign exchange effects when compared against the previous year.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
(millions except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$328	59%	$172	40%	$925	58%	$453	40%
European euro	202	36	173	41	591	37	454	40
Canadian dollar	26	5	82	19	78	5	233	20
Total Revenue	$556	100%	$427	100%	$1,594	100%	$1,140	100%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
(millions except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$229	45%	$149	39%	$659	45%	$411	38%
European euro	99	19	70	18	300	20	208	20
Philippines peso	59	12	52	14	171	12	152	14
Canadian dollar	49	10	36	10	150	10	81	8
Other	73	14	70	19	192	13	208	20
Total Operating Expenses	$509	100%	$377	100%	$1,472	100%	$1,060	100%
The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Nine Months Ended September 30,
	2021	2020
Foreign exchange rates
U.S. dollar to European euro	0.8362	0.8894
U.S. dollar to Philippine peso	48.8759	50.0200
U.S. dollar to Canadian dollar	1.2510	1.3539

Results of Operations

	Three Months Ended September 30,				Nine Months Ended September 30,
(millions, except per share amounts and percentages)	2021	2020	$ change	% change	2021	2020	$ change	% change
Revenue	$556	$427	$129	30%	$1,594	$1,140	$454	40%
Operating Expenses
Salaries and benefits	309	249	60	24%	890	688	202	29%
Goods and services purchased	110	67	43	64%	307	189	118	62%
Share-based compensation	21	5	16	320%	66	17	49	288%
Acquisition, integration and other	6	8	(2)	(25)%	18	34	(16)	(47)%
Depreciation	29	25	4	16%	85	72	13	18%
Amortization of intangible assets	34	23	11	48%	106	60	46	77%
	$509	$377	$132	35%	$1,472	$1,060	$412	39%
Operating Income	$47	$50	$(3)	(6)%	$122	$80	$42	53%
Changes in business combination-related provisions	—	—	—	—%	—	(74)	74	(100)%
Interest expense	10	10	—	—%	36	35	1	3%
Foreign exchange (gain) loss	(1)	(1)	—	—%	1	2	(1)	(50)%
Income before Income Taxes	38	41	(3)	(7)%	85	117	(32)	(27)%
Income taxes	15	13	2	15%	43	35	8	23%
Net Income	$23	$28	$(5)	(18)%	$42	$82	$(40)	(49)%

Earnings per Share
Basic Earnings per Share	$0.09	$0.12	$(0.03)	(25)%	$0.16	$0.37	$(0.21)	(57)%
Diluted Earnings per Share	$0.09	$0.12	$(0.03)	(25)%	$0.16	$0.37	$(0.21)	(57)%
Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned pursuant to MSAs or service contracts that are engagements based on per-hour or per-transaction billing models.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes in service volumes from existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts.
During the three- and nine-month periods ended September 30, 2021, we had three clients which exceeded 10% of our revenue. Our largest client, a leading social media company, generated 18.2% and 17.0% of our revenue, respectively (2020 - 17.1% and 15.5%, respectively); TELUS Corporation, our second largest client and controlling shareholder, generated 16.2%

and 16.2% of our revenue, respectively (2020 - 18.9% and 20.0%, respectively); Google, our third largest client, generated 10.9% and 11.2% of our revenue, respectively (2020 - 6.8% and 8.0%, respectively).
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.

The following table sets forth our revenue from our top five industry verticals and other industries based on a percentage of revenue for the periods presented:

	Three Months Ended September 30,				Nine Months Ended September 30,
(in millions)	2021	2020	$ change	% change	2021	2020	$ change	% change
Revenue by Industry Vertical
Tech and Games	$251	$172	$79	46%	$719	$444	$275	62%
Communications and Media	136	123	13	11%	397	353	44	12%
eCommerce and FinTech	70	45	25	56%	186	122	64	52%
Travel and Hospitality	16	13	3	23%	43	38	5	13%
Healthcare	11	9	2	22%	34	25	9	36%
Other[1]	72	65	7	11%	215	158	57	36%
Total	$556	$427	$129	30%	$1,594	$1,140	$454	40%
_____________________________
1    Includes, among others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.
During the three- and nine-month periods ended September 30, 2021, revenue generated from our Tech and Games industry vertical increased 46% and 62%, respectively. This growth was due to the acquisition of TIAI and continued growth within our existing clients and the addition of new clients. Revenue generated from the eCommerce and FinTech industry vertical grew 56% and 52%, respectively, which was primarily attributable to new clients and growth within our existing client base. Revenue generated from the Communications and Media industry vertical grew 11% and 12%, respectively, which was predominantly driven by higher revenue from TELUS Corporation.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Three Months Ended September 30,				Nine Months Ended September 30,
(millions except percentages)	2021	2020	$ change	% change	2021	2020	$ change	% change
Revenue by Geographic Region
Europe	$232	$173	$59	34%	$669	$455	$214	47%
North America	124	96	28	29%	362	252	110	44%
Asia-Pacific	121	87	34	39%	331	245	86	35%
Central America	79	71	8	11%	232	188	44	23%
Total	$556	$427	$129	30%	$1,594	$1,140	$454	40%
Comparison of Three Months Ended September 30, 2021 and 2020. Our revenue increased $129 million, or 30%, to
$556 million during the three months ended September 30, 2021. Organic growth was $58 million or 14%, which was driven by growth in services provided to existing clients as well as new clients added since the comparative period in the prior year, while growth from prior acquisitions was $71 million or 16%, which was attributable to our acquisition of TIAI. Organic revenue growth included a favorable foreign currency impact of less than 1%, predominantly driven by the EUR:USD rate as compared to the third quarter of 2020. We are unable to quantify the impact of COVID-19 on our revenue.
Comparison of Nine Months Ended September 30, 2021 and 2020. Our revenue increased $454 million, or 40%, to
$1,594 million during the nine months ended September 30, 2021. Organic growth was $201 million or 18%, which was driven by growth in services provided to existing clients and revenue from new clients, while growth from prior acquisitions was
$253 million or 22%. Organic revenue growth included a favorable foreign currency impact of approximately 3%, predominantly driven by the EUR:USD rate as compared to the comparative nine-month period in 2020. Revenue from our top 10 clients for the nine-month period ended September 30, 2021 was 61%, compared to 63% in the comparative nine-month period ended September 30, 2020. We are unable to quantify the impact of COVID-19 on our revenue.
Salaries and benefits
Salaries and benefits include all compensation and benefits (excluding share-based compensation) paid to our front-line and administrative employees, including salaries, benefits and other fringe benefits.
Comparison of Three Months Ended September 30, 2021 and 2020. Salaries and benefits increased $60 million, or 24%, to $309 million for the three months ended September 30, 2021, due to higher team member count to support business growth and higher average employee salaries and wages. Salaries and benefits as a percentage of revenue decreased to 56% in the current quarter, compared to 58% in the comparative quarter. The decrease was primarily due to TIAI, which is largely supported by crowdsourced contractors, the costs of which are included in goods and services purchased. Total team member count was 58,527 at September 30, 2021 compared to 48,324 at September 30, 2020.
Comparison of Nine Months Ended September 30, 2021 and 2020. Salaries and benefits increased $202 million, or 29%, to $890 million for the nine months ended September 30, 2021, due to higher team member count to support business growth and higher average employee salaries and wages. Salaries and benefits as a percentage of revenue decreased to 56% in the current year-to-date period, compared to 60% in the comparative period, due to the impact of TIAI described above.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Three Months Ended September 30, 2021 and 2020. Goods and services purchased increased
$43 million, or 64%, to $110 million during the three months ended September 30, 2021. This increase was largely driven by our acquisitions, in particular TIAI’s crowdsourced contractors, which are recognized in goods and services purchased, and higher software and other administrative costs to support the organic growth in our business.
Comparison of Nine Months Ended September 30, 2021 and 2020. Goods and services purchased increased
$118 million, or 62%, to $307 million during the nine months ended September 30, 2021. This increase was largely driven by TIAI’s crowdsourced contractors which are recognized in goods and services purchased. The balance is attributable to higher software license and other administrative costs to support the organic growth in our business.
Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-accounted awards.
Comparison of Three Months Ended September 30, 2021 and 2020. Share-based compensation increased $16 million to $21 million during the three months ended September 30, 2021. The increase was due to the expense on equity-accounted and liability-accounted share-based compensation awards as they vest, mark-to-market adjustments on liability-accounted awards due to the increase in our share price, and the vesting expense associated with retention awards granted to Playment management. In addition, new awards granted under our 2021 Long-Term Incentive Plan are equity-settled, and generally vest annually over a four-year period (the graded-vesting method), compared to our past awards which vest at the end of the vesting period (the cliff-vesting method) over a period of up to five years. The graded-vesting method will result in more expense being recognized in the earlier years of the vesting period in comparison to awards measured using the cliff-vesting method, however these awards are not subject to mark-to-market adjustments.

Comparison of Nine Months Ended September 30, 2021 and 2020. Share-based compensation increased $49 million to
$66 million during the nine months ended September 30, 2021. The increase was due to the expense on equity-accounted and liability-accounted share-based compensation awards as they vest, mark-to-market adjustments on liability-accounted awards due to the increase in our share price at our IPO and thereafter, and the vesting expense associated with retention awards granted to Playment management.
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year.
We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in nature or their significance, such as incremental costs incurred in connection with the COVID-19 pandemic, adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Three Months Ended September 30, 2021 and 2020. Acquisition, integration and other decreased $2 million, or 25%, to $6 million during the three months ended September 30, 2021. Current period costs primarily related to the integration of TIAI and the secondary offering of subordinate voting shares completed in September 2021, whereas costs incurred in the comparative period primarily related to incremental costs incurred in connection with the COVID-19 pandemic as well as integration costs related to the CCC acquisition.
Comparison of Nine Months Ended September 30, 2021 and 2020. Acquisition, integration and other decreased $16 million, or 47%, to $18 million during the nine months ended September 30, 2021. Current period costs primarily related to the acquisition and integration of TIAI, our IPO and secondary offering related costs, as well as integration costs relating to CCC. The higher costs in the comparative period related primarily to incremental costs incurred in connection with the COVID-19 pandemic and to the costs associated with the acquisition and integration of CCC.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized in connection with acquisitions.
Comparison of Three Months Ended September 30, 2021 and 2020. Depreciation and amortization expense increased
$15 million, or 31%, to $63 million during the three months ended September 30, 2021. The increase was largely due to the incremental amortization recognized on the intangible assets acquired as part of the TIAI business.
Comparison of Nine Months Ended September 30, 2021 and 2020. Depreciation and amortization expense increased
$59 million, or 45%, to $191 million during the nine months ended September 30, 2021. The increase was largely due to the incremental amortization recognized on the intangible assets acquired as part of the TIAI business and other prior acquisitions.
Changes in Business Combination-related Provisions
Changes in business combination-related provisions reflect non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.
Comparison of Three Months Ended September 30, 2021 and 2020. Changes in business combination-related provisions was $nil for both the three months ended September 30, 2021 and 2020.
Comparison of Nine Months Ended September 30, 2021 and 2020. Changes in business combination-related provisions was $nil for the nine months ended September 30, 2021, compared to a gain of $74 million in the prior comparative period, which related to the revaluation of a put option to acquire the remaining non-controlling interest in our subsidiary Xavient. This put option was settled on April 30, 2020.

Interest Expense
Interest expense includes interest on our short- and long-term borrowings, lease liabilities and provisions.
Comparison of Three Months Ended September 30, 2021 and 2020. Interest expense remained steady at $10 million for both the three months ended September 30, 2021 and 2020. The weighted average debt balances were comparable for both periods.
Comparison of Nine Months Ended September 30, 2021 and 2020. Interest expense increased $1 million, or 3%, to $36 million for the nine months ended September 30, 2021. The increase was due to an increase in the weighted average debt balance outstanding as a result of our TIAI acquisition, which was offset, in part, by a lower weighted average interest rate.
Foreign Exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. Please refer to “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.
Comparison of Three Months Ended September 30, 2021 and 2020. Foreign exchange was a gain of $1 million for both the three months ended September 30, 2021 and 2020. These reflect changes in foreign exchange rates in the currencies we operate in.
Comparison of Nine Months Ended September 30, 2021 and 2020. Foreign exchange was a loss of $1 million for the nine months ended September 30, 2021, compared to a foreign exchange loss of $2 million. These reflect changes in foreign exchange rates in the currencies we operate in.
Income tax expense

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Income tax expense	$15	$13	$43	$35
Income taxes computed at applicable statutory rates	23.9%	22.1%	23.7%	24.3%
Effective tax rate	39.5%	31.7%	50.6%	29.9%
Comparison of Three Months Ended September 30, 2021 and 2020. Income tax expense increased by $2 million for the three months ended September 30, 2021 and the effective tax rate increased from 31.7% to 39.5%. The increase in the effective tax rate is primarily due to an increase in withholding and other taxes, an increase in non-deductible items, and is partially offset by a reduction to the foreign tax differential.

Comparison of Nine Months Ended September 30, 2021 and 2020. Income tax expense increased by $8 million for the nine months ended September 30, 2021 and the effective tax rate increased from 29.9% to 50.6%. The increase in the effective tax rate is primarily due to an increase in withholding and other taxes, an increase in non-deductible items and a reduction in the prior period effective tax rate due to adjustments recognized in the current period for income tax of prior periods. A significant portion of the non-deductible items are a result of our IPO and are expected to be non-recurring.

Non-GAAP Measures
We regularly review the non-GAAP measures presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP measures to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP measures provide investors with a more consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP measure to the nearest GAAP measure is provided below. These non-GAAP measures may not be comparable to GAAP measures and may not be comparable to similarly titled non-GAAP measures reported by other companies, including those within our industry. Consequently, our non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure and our condensed interim consolidated financial statements for the periods presented. The non-GAAP financial measures we present in this discussion should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
TI Adjusted Net Income, TI Adjusted Basic Earnings per Share and TI Adjusted Diluted Earnings per Share. We regularly monitor TI Adjusted Net Income, TI Adjusted Basic EPS and TI Adjusted Diluted EPS as they provide a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from TI Adjusted Net Income as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. TI Adjusted Basic EPS is calculated by dividing TI Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. TI Adjusted Diluted EPS is calculated by dividing TI Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period. TI Adjusted Basic EPS and TI Adjusted Diluted EPS are used by management to assess the profitability of our business operations on a per share basis.

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2021	2020	2021	2020
Net income	$23	$28	$42	$82
Add back (deduct):
Changes in business combination-related provisions[1]	—	—	—	(74)
Acquisition, integration and other[2]	6	8	18	34
Share-based compensation[3]	21	5	66	17
Foreign exchange (gain) loss[4]	(1)	(1)	1	2
Amortization of purchased intangible assets[5]	32	20	99	53
Tax effect of the adjustments above	(11)	(7)	(34)	(20)
TI Adjusted Net Income	$70	$53	$192	$94
TI Adjusted Basic Earnings Per Share	$0.26	$0.23	$0.73	$0.42
TI Adjusted Diluted Earnings Per Share	$0.26	$0.23	$0.72	$0.42
________________________
1Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020. This item is excluded as the underlying financial instrument was settled, and changes in the fair value of this financial instrument were non-cash and did not impact the operating performance of the business.
2Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may fluctuate significantly period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
3Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
4Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
5Purchased intangible assets primarily relate to acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, TI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
TI Adjusted EBITDA. We regularly monitor TI Adjusted EBITDA to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on TI Adjusted EBITDA, which requires us to monitor this non-GAAP measure against these financial covenants. Certain items are adjusted for the same reasons described above in TI Adjusted Net Income. TI Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a measure that adjusts net income for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Net income	$23	$28	$42	$82
Add back (deduct):
Changes in business combination-related provisions[1]	—	—	—	(74)
Acquisition, integration and other[2]	6	8	18	34
Share-based compensation[3]	21	5	66	17
Foreign exchange (gain) loss[4]	(1)	(1)	1	2
Depreciation and amortization	63	48	191	132
Interest expense	10	10	36	35
Income taxes	15	13	43	35
TI Adjusted EBITDA	$137	$111	$397	$263
__________________________
1Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020. This item is excluded as the underlying financial instrument was settled, and changes in the fair value of this financial instrument were non-cash and did not impact the operating performance of the business.
2Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may fluctuate significantly period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
3Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
4Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.

TI Free Cash Flow. We calculate TI Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use TI Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Cash provided by operating activities	$86	$84	$218	$168
Less: capital expenditures	(23)	(20)	(66)	(49)
TI Free Cash Flow	$63	$64	$152	$119
Gross Profit, TI Adjusted Gross Profit, Gross Profit Margin, and TI Adjusted Gross Profit Margin. We regularly monitor these financial metrics to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate gross profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses is comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate TI Adjusted Gross Profit by excluding depreciation and amortization charges from gross profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. TI Adjusted Gross Profit subtracts direct delivery costs from revenue, including salaries, bonuses, fringe benefits, contractor fees and client-related travel costs for our team members who are assigned to client projects as well as licensing fees, network infrastructure costs, facilities costs and other costs necessary to service our clients. We calculate Gross Profit Margin by taking gross profit divided by revenue, and we calculate TI Adjusted Gross Profit Margin by taking TI Adjusted Gross Profit divided by revenue.

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except percentages)	2021	2020	2021	2020
Revenues	$556	$427	$1,594	$1,140
Less: Operating expenses	(509)	(377)	(1,472)	(1,060)
Add back: Indirect and administrative expenses	120	94	341	277
Gross profit	167	144	463	357
Add back: Depreciation and amortization	63	48	191	132
TI Adjusted Gross Profit	$230	$192	$654	$489
Gross Profit Margin (%)	30.0%	33.7%	29.0%	31.3%
TI Adjusted Gross Profit Margin (%)	41.4%	45.0%	41.0%	42.9%

Summary of Consolidated Quarterly Results and Trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended September 30, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts, percentages, and team member count)	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4
REVENUE	$556	$533	$505	$442	$427	$391	$322	$273

OPERATING EXPENSES
Salaries and benefits	309	299	282	259	249	233	206	161
Goods and services purchased	110	103	94	55	67	74	48	48
Share-based compensation	21	19	26	12	5	10	2	6
Acquisition, integration and other	6	7	5	25	8	7	19	3
Depreciation	29	29	27	27	25	26	21	20
Amortization of intangible assets	34	36	36	23	23	24	13	5
	509	493	470	401	377	374	309	243
OPERATING INCOME	47	40	35	41	50	17	13	30
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	—	—	—	—	(51)	(23)	(12)
Interest expense	10	12	14	11	10	12	13	8
Foreign exchange loss (gain)	(1)	(1)	3	(4)	(1)	3	—	(1)
INCOME BEFORE INCOME TAXES	38	29	18	34	41	53	23	35
Income taxes	15	13	15	13	13	10	12	8
NET INCOME	$23	$16	$3	$21	$28	$43	$11	$27
Basic earnings per share	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19	$0.05	$0.14
Diluted earnings per share	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19	$0.05	$0.14

Other financial information[1]
TI Adjusted Net Income	$70	$63	$59	$66	$53	$26	$15	$26
TI Adjusted Basic Earnings per Share	$0.26	$0.24	$0.23	$0.27	$0.23	$0.12	$0.07	$0.14
TI Adjusted Diluted Earnings per Share	$0.26	$0.24	$0.23	$0.27	$0.23	$0.12	$0.07	$0.14
TI Adjusted EBITDA	$137	$131	$129	$128	$111	$84	$68	$64
Cash provided by operating activities	$86	$96	$36	$95	$84	$50	$34	$49
TI Free Cash Flow	$63	$71	$18	$70	$64	$34	$21	$33
Gross Profit Margin	30.0%	27.6%	29.5%	33.0%	33.7%	30.2%	29.5%	34.1%
TI Adjusted Gross Profit Margin	41.4%	39.8%	42.0%	44.3%	45.0%	43.0%	40.1%	43.2%
Team member count	58,527	56,171	51,387	50,618	48,324	47,660	46,209	38,102

1See “—Non-GAAP Measures” above.
The trend of quarter-over-quarter increase in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new service programs provided to existing clients. Increased revenue also includes revenues from business acquisitions, including our acquisition of CCC which closed on January 31, 2020 and MITS which closed on April 1, 2020. The acquisition of TIAI closed on December 31, 2020 and did not contribute to our revenue growth prior to 2021.
The trend of quarter-over-quarter increases in salaries and benefits expense reflects increases in our team member base as required to service growing volumes from both our existing and new customers, the expansion of our service offerings and increased wages over time.

The trend of quarter-over-quarter increases in goods and services purchased reflects increases in contracted labor to support the growth in our business, increases in our software licensing costs associated with our growing team member base and increase in administrative expenses to support growth in the overall business and business acquisitions.
The trend of quarter-over-quarter increases in share-based compensation reflects increases in the value of our equity, and the mark-to-market revaluation of liability-accounted awards. As we shift our share-based compensation grants to equity-accounted awards, we expect less volatility in this expense as these awards are not subject to the mark-to-market revaluation impact of liability-accounted awards.
The trend of quarter-over-quarter changes in acquisition, integration and other costs is dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of business acquisitions.
The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our business as we service customer demand and growth in intangible assets recognized in connection with business acquisitions.
The trend of changes in business combination-related provisions primarily reflects non-cash accounting adjustments recognized on the revaluation or settlement of provisions in connection with a prior acquisition.
The trend of quarter-over-quarter increases in interest expense reflects changes in our long-term debt balance, mainly associated with our acquisitions, and increase in lease liabilities for leased assets. Subsequent to the IPO, we repaid a portion of our outstanding credit facility balance.
The trend in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same trends as net income and the issuance of new shares.
Related Party Transactions
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provide for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased. The following table summarizes the transactions with TELUS and its subsidiaries:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Revenue	$90	$81	$258	$228
Management Fees and Other Services	(7)	(13)	(23)	(23)
Total	$83	$68	$235	$205
Amounts Received from TELUS Corporation	$90	$73	$258	$204
Amounts Paid to TELUS Corporation	$3	6	$20	6
Amounts receivable from TELUS Corporation were $52 million and $33 million as at September 30, 2021 and September 30, 2020, respectively, and amounts payable to TELUS Corporation were $59 million and $32 million as at September 30, 2021 and September 30, 2020, respectively.

Liquidity and Capital Resources
Capital resources
As at September 30, 2021, we had approximately $828 million (December 31, 2020 - $285 million) of available liquidity, comprised of cash and cash equivalents of $130 million (December 31, 2020 - $153 million), and available borrowings under a revolving credit facility of $698 million (December 31, 2020 - $132 million). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see (Note 16(b) in the notes to the audited consolidated financial statements as at and for the year ended
December 31, 2020, included in our Annual Report).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.
We monitor capital utilizing the financial covenants prescribed in our credit facility. As at September 30, 2021, we were in compliance with all of our covenants including net debt to EBITDA ratio of less than 5.25:1.00.
The following table presents a summary of our cash flows and ending cash balances for the three-month periods ended September 30, 2021 and 2020.

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Cash provided by operating activities	$86	$84	$218	$168
Cash used in investing activities	(40)	(21)	(78)	(894)
Cash (used in) provided by financing activities	(34)	(56)	(160)	789
Effect of exchange rate changes on cash	(1)	(3)	(3)	(4)
Increase (decrease) in cash position during the period	$11	$4	$(23)	$59
Cash and cash equivalents, beginning of period	$119	$135	$153	$80
Cash and cash equivalents, end of period	$130	$139	$130	$139
Operating activities
Comparison of Three Months Ended September 30, 2021 and 2020. We generated cash from operating activities of
$86 million in the three months ended September 30, 2021, an increase of $2 million from the comparative period. This increase was primarily attributable to an increase in net income adjusted for non-cash items due to growth in our organic business as well as the positive cash flows generated from our recent acquisitions, which was offset in part by higher income tax and share-based compensation payments.
Comparison of Nine Months Ended September 30, 2021 and 2020. We generated cash from operating activities of
$218 million in the nine months ended September 30, 2021, an increase of $50 million from the comparative period. This increase was primarily attributable to an increase in net income adjusted for non-cash items due to growth in our organic business as well as the positive cash flows generated from our recent acquisitions, which was offset in part by higher income tax and higher share-based compensation payments, which include certain liability-accounted awards that became exercisable as a result of our IPO.

Investing activities
Comparison of Three Months Ended September 30, 2021 and 2020. For the three months ended September 30, 2021 we invested $40 million into the business, an increase of $19 million compared to $21 million in the comparative period. The increase was primarily due to the acquisition of Playment for $11 million (net of cash acquired) in the third quarter of 2021, and higher capital expenditures to support our growing business.
Comparison of Nine Months Ended September 30, 2021 and 2020. For the nine months ended September 30, 2021 we invested $78 million into the business, a decrease of $816 million compared to $894 million in the comparative period. The decrease was primarily due to the acquisition of CCC in the first quarter of 2020 as well as the $50 million payment to acquire the remaining non-controlling interest in Xavient Digital LLC in the second quarter of 2020, which were partially offset by higher capital expenditures to support our growing business.
Financing activities
Comparison of Three Months Ended September 30, 2021 and 2020. For the three months ended September 30, 2021, we used $34 million of cash associated with financing activities compared to $56 million in the comparative period. The decrease in cash outflows was primarily due to lower net repayments against our long-term debt in the current quarter compared to the comparative period.
Comparison of Nine Months Ended September 30, 2021 and 2020. For the nine months ended September 30, 2021, we used $160 million of cash associated with financing activities compared to a cash inflow of $789 million in the comparative period. The change was primarily due to a net repayment of long-term debt of $649 million in the nine months ended September 30, 2021, using proceeds from shares issued in our IPO in the first quarter of 2021 of $526 million, compared to net proceeds on long-term debt of $419 million and proceeds from shares of $359 million in the comparative period.
Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3B—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business” in our Annual Report.
Net debt and adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the steady state range of 2-3x. As of September 30, 2021, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.2x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at September 30, 2021, compared to December 31, 2020.

As at (millions except for ratio)	September 30, 2021	December 31, 2020
Outstanding credit facility	$970	$1,568
Contingent facility utilization	8	7
Net derivative	31	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$909	$1,531
TI Adjusted EBITDA[2] (trailing 12 months)	$525	$391
Adjustments required as per credit agreement	$(115)	$(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.2	4.1
1Maximum cash balance of $100 million is used in accordance with the credit agreement; actual cash balance as of September 30, 2021 and December 31, 2020 was $130 million and $153 million, respectively.
2TI Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures” for more information.
Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions)	2021	2020	2021	2020
Capital expenditures	$23	$20	$66	$49
Comparison of Three and Nine Months Ended September 30, 2021 and 2020.
For the three- and nine-month periods ended September 30, 2021, capital expenditures increased to $23 million and
$66 million, respectively, compared to $20 million and $49 million, respectively, for the comparative prior periods. The increase was primarily attributable to additional investment in our Asia Pacific, Central America and Europe regions to service growth in business volumes.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the three and nine months ended September 30, 2021, our cash provided by operations was $86 million and $218 million, respectively, and as at September 30, 2021, we had $698 million of available borrowing under our credit facility. Additionally, we had cash and cash equivalents of $130 million as at September 30, 2021.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. With respect to long-term debt maturities, we repaid a portion of our credit facility on February 5, 2021, using the net proceeds from our IPO. The contractual maturities of our undiscounted financial liabilities, as at September 30, 2021 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2021 (balance of year)	$362	$59	$15	$16	$(46)	$45	$1	$452
2022	22	—	285	60	(96)	95	2	368
2023	—	—	42	54	(28)	25	—	93
2024	—	—	42	36	(29)	25	—	74
2025	—	—	632	26	(321)	339	—	676
Thereafter	—	—	—	64	—	—	—	64
Total	$384	$59	$1,016	$256	$(520)	$529	$3	$1,727
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 18 “Contingent Liabilities” in the notes to our audited consolidated financial statements for the year ended December 31, 2020, included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $2 million per year based on the amounts outstanding at September 30, 2021, excluding the impact of any hedging activities.
Foreign Currency Risk
Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income		Other comprehensive income		Comprehensive income
Nine months ended September 30,	2021	2020	2021	2020	2021	2020
Reasonably possible changes in market risks
10% change in US$: European euro exchange rate
United States Dollar appreciates	$—	$—	$1	$11	$1	$11
United States Dollar depreciates	$—	$—	$(1)	$(11)	$(1)	$(11)
10% change in US$: Cdn.$ exchange rate
United States Dollar appreciates	$—	$(1)	$—	$—	$—	$(1)
United States Dollar depreciates	$—	$1	$—	$—	$—	$1
10% change in US$: Peso exchange rate
United States Dollar appreciates	$—	$—	$—	$—	$—	$—
United States Dollar depreciates	$—	$—	$—	$—	$—	$—
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2020, filed with the SEC on EDGAR and on SEDAR.